Exhibit 8.1

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

11TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

March 7, 2011

Boards of Directors

State Investors Bancorp, Inc.

State-Investors Bank

1041 Veterans Boulevard

Metairie, Louisiana 70005

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed conversion (the “Conversion”) of State-Investors Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank (the “Bank,” in its mutual or stock form, as the sense of the context requires) pursuant to a Plan of Conversion of the Bank adopted as of December 14, 2010 (the “Plan of Conversion”). In the Conversion, all of the Bank’s to-be-issued capital stock will be acquired by State Investors Bancorp, Inc. (the “Company”), a newly-organized Louisiana corporation. For the reasons set forth below and based on your representations in a letter dated March 4, 2011 (the “Representation Letter”), it is our opinion that the proposed Conversion will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”). Our opinion also addresses certain other federal income tax consequences which follow from this conclusion. Unless otherwise defined, all capitalized terms used but not defined in this letter have the meanings given to them in the Plan of Conversion.

In providing our opinion, we have reviewed the Company’s Registration Statement on Form S-1 (the “Form S-1”) relating to the proposed issuance of up to 2,530,000 shares of common stock (subject to an increase of up to 15%, to 2,909,500 shares), par value $.01 per share (“Common Stock”), the Prospectus contained therein, the Articles of Incorporation and Bylaws of the Company, the existing mutual and proposed federal stock Charter of the Bank, the Plan of Conversion and such other corporate records and documents as we have deemed relevant for the purposes of this opinion. In our examination, we assumed that original documents were authentic, copies were accurate and signatures were genuine. We assumed that all parties will comply with the terms and conditions of the Plan of Conversion, and that the various representations and warranties which have been provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan of Conversion under state and local tax laws. In addition, we have assumed that the factual statements and representations made to us for purposes of this opinion in the Representation Letter are true, complete and correct and will remain true, complete and correct at all times up to and including the consummation of the Conversion and that the Conversion will be completed in accordance with applicable federal and state laws. If any of the above described assumptions are untrue for any reason or if the Conversion is consummated in a manner that is different from the manner described in the Plan of Conversion, our opinion as expressed below may be adversely affected.

Elias, Matz, Tiernan & Herrick L.L.P.

March 7, 2011

Our opinion is based on current provisions of the Code, Treasury regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (the “Service”) and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Conversion, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein.

We are furnishing this opinion in connection with the transactions contemplated by the Plan of Conversion.

FACTS

The Bank is a federally chartered mutual savings bank which conducts business from its main office located in Metairie, Louisiana. As of December 31, 2010, the Bank had $208.7 million in assets, $159.1 million in deposits and $21.3 million of equity. The Bank is subject to regulation and supervision by the Office of Thrift Supervision, as its chartering authority. Additionally, the Bank is subject to regulation by the Federal Deposit Insurance Corporation as the administrator of the Deposit Insurance Fund (“DIF”). The Bank is also subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System and is a member of the Federal Home Loan Bank of Dallas (“FHLB”), which is one of the 12 regional banks comprising the FHLB System.

As a mutual savings bank, the Bank has no capital stock. Each depositor has both a deposit account in the institution and an inchoate theoretical ownership interest in the net worth of the institution based on the balance in his or her deposit account. This ownership interest is tied directly to the depositor’s deposit account, and the depositors are unable to realize the value of their ownership, except in the unlikely event that the Bank were to be liquidated. In such event, the depositors would share pro rata in any residual net worth after other claims, including those of depositors for the amount of their deposits, are paid.

The Company is a recently formed Louisiana corporation which will acquire all of the to-be-outstanding capital stock of the Bank upon consummation of the Conversion and, thereby, become a holding company. The Company shall purchase all of the capital stock of the Bank with a portion of the net proceeds from the Conversion.

The purpose of the Conversion is to enable the Bank to issue and sell shares of its capital stock to the Company and enhance both the equity capital base of the Bank and the Bank’s capability to meet the borrowing and other financial needs of the communities it serves. The use of the holding company format will provide greater organizational flexibility and the ability for possible diversification. Pursuant to the Plan of Conversion, nontransferable rights to subscribe for shares of Common Stock have been granted, in order of priority, to (i) depositors of the Bank with account balances of $50.00 or more as of the close of business on October 31, 2009 (“Eligible Account Holders”), (ii) the Company’s employee stock ownership plan (“ESOP”), (iii) depositors of the Bank with account balances of $50.00 or more as of the close of business on March 31, 2011 (“Supplemental Eligible Account Holders”), and (iv) depositors of the Bank as of the close of business on a to be established voting record date (“Other Members”), in each case subject to the limitations described therein (the “Subscription Offering”). In the event that there are any shares which are not sold in the Subscription Offering, the Company anticipates that it will offer any such shares for sale in a community offering (the “Community Offering”) to natural persons residing in Jefferson, Orleans and St. Tammany Parishes, Louisiana.

We note that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of

Elias, Matz, Tiernan & Herrick L.L.P.

March 7, 2011

Common Stock at the same price to be paid by members of the general public in any Community Offering, with the price to be paid for the Common Stock being equal to the value determined by an independent appraiser. We also note that RP Financial, LC has issued a letter dated March 7, 2011 stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we believe that it is more likely than not that the nontransferable subscription rights to purchase Common Stock will have no ascertainable value.

The Company is filing a Form S-1 to register its Common Stock under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to which it will offer for sale shares of its Common Stock. The Common Stock will be offered for sale in a Subscription Offering pursuant to subscription rights which will be nontransferable and will be issued without payment therefor. The recipients will not be entitled to receive cash or other property in lieu of such rights. It is anticipated that any shares of Common Stock remaining unsold after the Subscription Offering will be sold through a Community Offering. All shares of Common Stock will be sold at a uniform price based upon an independent valuation. The Registration Statement registers the sale of shares of Common Stock under the 1933 Act. Such shares will be sold for cash pursuant to the Plan of Conversion to Eligible Account Holders, the Employee Stock Ownership Plan, Supplemental Eligible Account Holders, Other Members and others in the Subscription Offering and the Community Offering, if necessary (collectively, the “Conversion Shares”).

The Conversion will be effected only upon completion of the sale of all shares of Common Stock of the Company to be issued pursuant to the Plan of Conversion. The Company has no plan or intention to dispose of any shares of the capital stock of the Bank, to cause the Bank to be merged with any other corporation, or to liquidate the Bank.

The Conversion will not affect the business of the Bank. Loans from the Bank will remain unchanged and retain their same characteristics after the Conversion. There is no plan or intention for the Bank to sell or otherwise dispose of any of its assets following the Conversion, except for dispositions in the ordinary course of business.

Each deposit account in the Bank at the time of the consummation of the Conversion shall become, as a result of the Conversion and without any action by the account holder, a deposit account in the converted Bank equivalent in withdrawable amount, and subject to the same terms and conditions (except as to voting and liquidation rights), as the deposit account in the Bank immediately prior to the Conversion. In addition, at the time of the Conversion, the Bank shall establish a liquidation account in an amount equal to the Bank’s net worth as reflected in the final prospectus utilized in the Conversion. The liquidation account will be maintained for the benefit of all Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in the Bank after the Conversion. Each such account holder will, with respect to each deposit account, have an inchoate interest in a portion of the liquidation account which is the account holder’s subaccount balance. An account holder’s subaccount balance in the liquidation account will be determined at the time of the Conversion and can never increase thereafter. It will, however, be decreased to reflect subsequent withdrawals that reduce, as of annual closing dates, the amount in each depositor’s account below the amount in the account as of the specified record date. In the event of a complete liquidation of the Bank, each Eligible Account Holder and Supplemental Eligible Account Holder will be entitled to receive a liquidation distribution in the amount of the balance of his or her subaccount in the liquidation account before any distribution may be made with respect to the capital stock of the Bank.

Elias, Matz, Tiernan & Herrick L.L.P.

March 7, 2011

LAW AND ANALYSIS

Section 368(a)(1)(F) of the Code provides that a mere change in the identity, form or place of organization of one corporation, however effected, is a reorganization (“Type F” reorganization). If a transaction qualifies as a Type F reorganization, it will generally be nontaxable to the corporation and its stockholders under related provisions of the Code.

In Rev. Rul. 80-105, 1980-1 C.B. 78, the Service considered the federal income tax consequences of the conversion of a federal mutual savings and loan association into a state stock savings and loan association. The ruling concluded that the conversion qualified as a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code. The rationale for this conclusion is not clearly expressed in the ruling, but two factors are stressed. First, the changes at the corporate level other than the place of organization and form of organization were regarded as insubstantial. The converted association continued its business in the same manner and it had the same savings accounts and loans. The converted association continued its membership in the Federal Savings and Loan Insurance Corporation (replaced subsequently by the DIF) and remained subject to the regulations of the Federal Home Loan Bank Board (which was replaced subsequently by the Office of Thrift Supervision). Second, the ruling states that the ownership rights of the depositors in the mutual company are “more nominal than real.” Although the ruling does not explain the significance of this statement, subsequent administrative interpretations have indicated that the Service believes these nominal rights are preserved in the liquidation account that is typically established for the depositors’ benefit. This approach enables the Service to distinguish the tax treatment of conversion transactions from the tax treatment of acquisitive transactions in which mutual companies acquire stock companies. See Paulsen v. Com’r, 469 U.S. 131 (1985); Rev. Rul. 69-6, 1969-1 C.B. 104.

The Service has extended the holding of Rev. Rul. 80-105 to transactions similar to the one contemplated by the Bank and the Company, in which a conversion from mutual to stock form occurs simultaneously with the creation of a holding company. See e.g. private letter rulings numbered 9140014 and 9144031. While these rulings have no precedential value, they do indicate the current views of the Service on the issues presented. Hanover Bank v. U.S., 369 U.S. 672, 686 (1962).

In our opinion and based on your Representation Letter, the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank, and the sale of its capital stock to the Company, will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code because the transaction represents a mere change in the form of organization of a single corporation. There will be no change in the Bank’s business or operations, nor in its loans and deposits, all of which will become loans and deposits of the converted Bank. The only significant difference between the assets of the Bank before and after the Conversion will be the infusion of new capital. An infusion of capital occurs in all conversion transactions, however, and had no effect upon the Service’s analysis in Rev. Rul. 80-105. The ownership rights of the depositors of the mutual Bank, which have nominal value, will be preserved through their inchoate interests in the liquidation account in the converted Bank. This account will be substantially the same as the liquidation account described in Rev. Rul. 80-105.

Because the Bank’s change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code and neither the Bank nor the Company will recognize any gain or loss as a result of the conversion pursuant to Section 361 of the Code and Rev. Rul. 80-105, it is also our opinion that (i) no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of Common Stock issued pursuant to the Plan of Conversion; (ii) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank’s capital stock by the Company; (iii) no gain or loss will be recognized by Eligible

Elias, Matz, Tiernan & Herrick L.L.P.

March 7, 2011

Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (iv) the tax basis of the depositors’ deposit accounts in the Bank immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (v) the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interest in the liquidation account will be zero; (vi) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor; and (vii) the holding period for shares of Common Stock will begin on the date of the exercise of the subscription right if purchased in the Subscription Offering and on the day after the date of purchase if purchased in the Community Offering.

It is further our opinion that it is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable deposit accounts in the Bank following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Common Stock in exchange for their deposit accounts and proprietary interests in the Bank. We note, however, that the issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another mutual-to-stock conversion, and the IRS declined to express any opinion. If the nontransferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and the Company and/or the Bank may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Code. If the subscription rights are deemed to have value, no opinion is expressed with respect to the following: (1) the amount of such value, (2) whether any gain would be taxed at capital gain or ordinary income tax rates, and (3) the effect, if any, that such recognition of gain would have on the tax bases of the recipient’s deposit amounts in the Bank immediately after the Conversion, interest in the liquidation amount or any Common Stock purchased in the Conversion.

We hereby consent to the filing of this opinion as an exhibit to each of the following documents: (a) the Form S-1 to be filed by the Company with the United States Securities and Exchange Commission, (b) the Application for Conversion on Form AC to be filed by the Bank with the Office of Thrift Supervision (“OTS”) (“Form AC”), and (c) the holding company application on Form H-(e)1-S to be filed by the Company with the OTS (“Form H-(e)1-S”). We also consent to the references to our firm in the Prospectus which is part of the Form S-1, the Form AC and the Form H-(e)1-S.

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

By:	/s/ Eric M. Marion
Eric M. Marion, a Partner